NEUBERGER BERMAN INCOME FUNDS

CLASS R6
 ADMINISTRATION AGREEMENT

SCHEDULE A

Class R6 of the Series of Neuberger Berman Income Funds currently subject to this Agreement are as follows:

Neuberger Berman Core Bond Fund
Neuberger Berman High Income Bond Fund
Neuberger Berman Short Duration Bond Fund
Neuberger Berman Strategic Income Fund
Neuberger Berman Unconstrained Bond Fund

Date: February 28, 2015

NEUBERGER BERMAN INCOME FUNDS

CLASS R6
 ADMINISTRATION AGREEMENT

SCHEDULE B

Compensation pursuant to Paragraph 3 of the Neuberger Berman Income Funds Class R6 Administration Agreement shall be:

(1)	For the services provided to the Trust or to each Series without regard to class, 0.06% per annum of the average daily net assets of Class R6 of each Series;

(2)	For the services provided to Class R6 of a Series and its shareholders (including amounts paid to third parties), 0.02% per annum of the average daily net assets of Class R6 of said Series; plus in each case

(3)	Certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communication, subject to the prior approval of an annual budget by the Trust’s Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Management LLC, and periodic reports to the Board of Trustees on actual expenses.

Date: January 29, 2014